Exhibit 99.1

SINOVAC Announces New Board Member and Chairman of the Audit Committee

BEIJING – Sinovac Biotech Ltd. (NASDAQ:SVA) ("SINOVAC" or the "Company"), a leading provider of biopharmaceutical products in China, today announced that its board of directors (the “Board”) has appointed Sven H. Borho, CFA, as director to the Board to fill in a vacancy created by a recent resignation. As a qualified audit committee financial expert under Nasdaq Rule 5605, Mr. Borho has also been elected as the Chair of the Audit Committee of the Board.

Mr. Borho is a founder and Managing Partner of OrbiMed and has over 30 years of experience investing in the healthcare sector. OrbiMed is a leading healthcare investment firm with approximately $17 billion in assets under management. OrbiMed invests globally across the healthcare industry, from start-ups to large multinational corporations, through a range of private equity funds, public equity funds and royalty/credit funds. OrbiMed funds have been shareholders of SINOVAC since 2013 and currently hold over 2.7 million shares.

Following this appointment, the Board consists of five members, including Dr. Chiang Li (Chairman), Mr. Yuk Lam Lo, Dr. David Guowei Wang, Mr. Pengfei Li, and Mr. Sven H. Borho, CFA. The Audit Committee of the Board consists of three members, including Mr. Borho, Mr. Lo and Dr. Wang. Dr. Li, Mr. Lo and Dr. Wang remain members of the Compensation Committee and the Corporate Governance and Nominating Committee.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

For more information, please visit the Company’s website at www.sinovac.com.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9779

Email: ir@sinovac.com